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Fact Sheet

Consolidated Financial Data - Third Quarter, Fiscal 2023

21.7 % YoY	13.7 % YoY 2.4 % QoQ	21.5%	13.4% YoY	$3.3 bn
CC Digital growth	CC Revenue growth	Operating margin	Increase in EPS (` terms)	Large deal TCV

Revenue Growth- Q3 23

	Reported	CC
QoQ growth (%)	2.3%	2.4%
YoY growth (%)	9.6%	13.7%

Revenues by Offering

	Quarter ended ($ mn)			YoY Growth (%)	
	Dec 31, 2022	Sep 30, 2022	Dec 31, 2021	Reported	CC
Digital	2,930	2,817	2,487	17.8	21.7
Core	1,729	1,738	1,763	(1.9)	2.4
Total	**4,659**	**4,555**	**4,250**	**9.6**	**13.7**
Digital Revenues as % of Total Revenues	*62.9*	*61.8*	*58.5*		

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth	
	Dec 31, 2022	Sep 30, 2022	Dec 31, 2021	Reported	CC
Financial services	29.3	30.5	31.5	2.2	5.5
Retail	14.3	14.2	14.5	8.3	12.7
Communication	12.3	12.3	12.5	7.9	12.7
Energy, Utilities, Resources & Services	13.0	12.3	11.7	20.8	25.9
Manufacturing	13.3	12.8	11.3	29.1	36.8
Hi-Tech	8.1	8.2	8.1	9.9	10.4
Life Sciences	7.0	6.7	7.5	3.1	5.0
Others	2.7	3.0	2.9	(1.1)	8.1
Total	**100.0**	**100.0**	**100.0**	**9.6**	**13.7**

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth	
	Dec 31, 2022	Sep 30, 2022	Dec 31, 2021	Reported	CC
North America	62.0	62.5	61.8	10.0	10.5
Europe	25.8	24.7	24.9	13.6	25.3
Rest of the world	9.8	9.9	10.3	3.9	11.9
India	2.4	2.9	3.0	(11.5)	(5.4)
Total	**100.0**	**100.0**	**100.0**	**9.6**	**13.7**

Client Data

	Quarter ended		
	Dec 31, 2022	Sep 30, 2022	Dec 31, 2021
Number of Clients			
Active	1,850	1,779	1,738
Added during the period (gross)	134	103	111
Number of million dollar clients*			
1 Million dollar +	912	895	854
10 Million dollar +	294	281	274
50 Million dollar +	79	77	64
100 Million dollar +	38	39	37
Client contribution to revenues			
Top 5 clients	13.1%	12.6%	12.0%
Top 10 clients	20.5%	20.2%	20.2%
Top 25 clients	35.3%	35.3%	35.9%
Days Sales Outstanding*	68	65	71

**LTM (Last twelve months) Revenues*

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended		
	Dec 31, 2022	Sep 30, 2022	Dec 31, 2021
Effort			
Onsite	24.5	24.4	23.8
Offshore	75.5	75.6	76.2
Utilization			
Including trainees	77.1	76.6	82.7
Excluding trainees	81.7	83.6	88.5

Employee Metrics

(Nos.)

	Quarter ended		
	Dec 31, 2022	Sep 30, 2022	Dec 31, 2021
Total employees	3,46,845	3,45,218	2,92,067
S/W professionals	3,29,296	3,28,146	2,76,942
Sales & Support	17,549	17,072	15,125
Voluntary Attrition % (LTM - IT Services)	24.3%	27.1%	25.5%
% of Women Employees	39.4%	39.3%	39.6%
Revenue per Employee - Consolidated (In US $ K)	54.2	55.5	57.9

Cash Flow

In US $ million

	Quarter ended		
	Dec 31, 2022	Sep 30, 2022	Dec 31, 2021
Free cash flow (1)	576	589	719
Consolidated cash and investments (2)	3,908	4,785	4,280

In ` *crore*

	Quarter ended		
	Dec 31, 2022	Sep 30, 2022	Dec 31, 2021
Free cash flow (1)	4,741	4,752	5,399
Consolidated cash and investments (2)	32,330	38,921	31,813

(1) Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (Non-IFRS measure)

(2) Consolidated cash and investments comprise of cash and cash equivalents, current and non-current investments excluding investments in unquoted equity and preference shares, unquoted compulsorily convertible debentures and others (Non-IFRS measure)

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Dec 31, 2022	Dec 31, 2021	Growth % Q3 23 over Q3 22	Sep 30, 2022	Growth % Q3 23 over Q2 23
Revenues	**4,659**	**4,250**	**9.6**	**4,555**	**2.3**
Cost of sales	3,230	2,856	13.1	3,170	1.9
Gross Profit	**1,429**	**1,394**	**2.5**	**1,385**	**3.2**
Operating Expenses:					
Selling and marketing expenses	196	177	10.7	185	5.9
Administrative expenses	232	219	5.9	221	5.0
Total Operating Expenses	**428**	**396**	**8.1**	**406**	**5.4**
Operating Profit	**1,001**	**998**	**0.3**	**979**	**2.2**
Operating Margin %	***21.5***	***23.5***	***(2.0)***	***21.5***	-
Other Income, net[1]	84	61	37.7	65	29.2
Profit before income taxes	**1,085**	**1,059**	**2.5**	**1,044**	**3.9**
Income tax expense	285	283	0.7	295	(3.4)
Net Profit (before minority interest)	**800**	**776**	**3.1**	**749**	**6.8**
Net Profit (after minority interest)	**800**	**774**	**3.3**	**748**	**6.9**
Basic EPS ($)	**0.19**	**0.18**	**3.3**	**0.18**	**7.0**
Diluted EPS ($)	**0.19**	**0.18**	**3.4**	**0.18**	**7.0**
Dividend Per Share ($)[2]	-	-	-	**0.20**	-

Consolidated statement of Comprehensive Income for nine months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Dec 31, 2022	Dec 31, 2021	Growth %
Revenues	**13,657**	**12,031**	**13.5**
Cost of sales	9,544	8,041	18.7
Gross Profit	**4,113**	**3,990**	**3.1**
Operating Expenses:			
Selling and marketing expenses	574	513	11.9
Administrative expenses	671	642	4.5
Total Operating Expenses	**1,245**	**1,155**	**7.8**
Operating Profit	**2,868**	**2,835**	**1.2**
Operating Margin %	***21.0***	***23.6***	***(2.6)***
Other Income, net[1]	229	203	12.8
Profit before income taxes	**3,097**	**3,038**	**1.9**
Income tax expense	859	823	4.4
Net Profit (before minority interest)	**2,238**	**2,215**	**1.0**
Net Profit (after minority interest)	**2,237**	**2,211**	**1.2**
Basic EPS ($)	**0.53**	**0.52**	**1.7**
Diluted EPS ($)	**0.53**	**0.52**	**1.7**
Dividend Per Share ($)[2]	**0.20**	**0.20**	**0.6**

(1) Other income is net of Finance Cost
(2) USD/INR exchange rate of 82.00 considered for Q2'23

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In ` crore, except per equity share data

Particulars	Dec 31, 2022	Dec 31, 2021	Growth % Q3 23 over Q3 22	Sep 30, 2022	Growth % Q3 23 over Q2 23
Revenues	**38,318**	**31,867**	**20.2**	**36,538**	**4.9**
Cost of sales	26,561	21,415	24.0	25,412	4.5
Gross Profit	**11,757**	**10,452**	**12.5**	**11,126**	**5.7**
Operating Expenses:					
Selling and marketing expenses	1,611	1,325	21.6	1,486	8.4
Administrative expenses	1,904	1,643	15.9	1,767	7.8
Total Operating Expenses	**3,515**	**2,968**	**18.4**	**3,253**	**8.1**
Operating Profit	**8,242**	**7,484**	**10.1**	**7,873**	**4.7**
Operating Margin %	***21.5***	***23.5***	***(2.0)***	***21.5***	-
Other Income, net[1]	689	459	50.1	518	33.0
Profit before income taxes	**8,931**	**7,943**	**12.4**	**8,391**	**6.4**
Income tax expense	2,345	2,121	10.6	2,365	(0.8)
Net Profit (before minority interest)	**6,586**	**5,822**	**13.1**	**6,026**	**9.3**
Net Profit (after minority interest)	**6,586**	**5,809**	**13.4**	**6,021**	**9.4**
Basic EPS (`)	**15.72**	**13.86**	**13.4**	**14.35**	**9.5**
Diluted EPS (`)	**15.70**	**13.83**	**13.5**	**14.34**	**9.5**
Dividend Per Share (`)	-	-	-	**16.50**	-

Consolidated statement of Comprehensive Income for nine months ended,

(Extracted from IFRS Financial Statement)

In ` crore, except per equity share data

Particulars	Dec 31, 2022	Dec 31, 2021	Growth %
Revenues	**109,326**	**89,365**	**22.3**
Cost of sales	76,342	59,726	27.8
Gross Profit	**32,984**	**29,639**	**11.3**
Operating Expenses:			
Selling and marketing expenses	4,591	3,809	20.5
Administrative expenses	5,365	4,771	12.5
Total Operating Expenses	**9,956**	**8,580**	**16.0**
Operating Profit	**23,028**	**21,059**	**9.4**
Operating Margin %	***21.1***	***23.6***	***(2.5)***
Other Income, net[1]	1,828	1,508	21.2
Profit before income taxes	**24,856**	**22,567**	**10.1**
Income tax expense	6,882	6,116	12.5
Net Profit (before minority interest)	**17,974**	**16,451**	**9.3**
Net Profit (after minority interest)	**17,967**	**16,425**	**9.4**
Basic EPS (`)	**42.85**	**38.96**	**10.0**
Diluted EPS (`)	**42.79**	**38.88**	**10.0**
Dividend Per Share (`)	**16.50**	**15.00**	**10.0**

[1] Other income is net of Finance Cost

The quarter figures added up to the figures reported in previous quarters might not always add up to the nine months ended figures reported in this statement as all figures are taken from the source and rounded off to the nearest digits.